SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                11 November 2004


                                  BT Group plc
                 (Translation of registrant's name into English)


                                    BT Centre
                                81 Newgate Street
                                     London
                                    EC1A 7AJ
                                     England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Interim Results announcement made on 11 November 2004






BT GROUP PLC

                                                               November 11, 2004


SECOND QUARTER AND HALF YEAR RESULTS TO SEPTEMBER 30, 2004

SECOND QUARTER HIGHLIGHTS

Group turnover up 2 per cent, excluding the impact of mobile termination rate reductions, at GBP4,602 million. Up 1 per cent including the impact of mobile termination rate reductions

New wave turnover of GBP1,033 million, up 36 per cent

Profit before taxation, goodwill amortisation and exceptional items of GBP549 million, up 4 per cent

Earnings per share before goodwill amortisation and exceptional items, up 9 per cent at 4.8 pence

Free cash flow before acquisitions, disposals and dividends of GBP594 million

Net debt of GBP8,267 million, 6 per cent lower than previous year

Broadband end users of 3.3 million at September 30, 2004 with a record 607,000 DSL connections in the quarter




HALF YEAR HIGHLIGHTS


Group turnover up 1 per cent, excluding the impact of mobile termination rate reductions, at GBP9,169 million. Turnover flat including the impact of mobile termination rate reductions

New wave turnover of GBP1,969 million, up 34 per cent

Profit before taxation, goodwill amortisation and exceptional items of GBP983 million, down 4 per cent. Up 4 per cent before leaver costs

Earnings per share before goodwill amortisation and exceptional items maintained at 8.5 pence. Up 7 per cent at 9.4 pence before leaver costs

Interim dividend of 3.9 pence per share, up 22 per cent

The full profit and loss account, cash flow statement and balance sheet, drawn up in accordance with UK generally accepted accounting principles, from which this information is extracted are set out on pages 14 to 19.

Chairman's statement

Sir Christopher Bland, Chairman, commenting on the half year results said:

"The group is making exciting progress, delivering strong financial results whilst transforming the business. I am very pleased to report that we will be paying an interim dividend of 3.9 pence per share, 22 per cent higher than last year.

"We continue to invest in our business at a rate well above others in Europe. This investment, together with our continuing research and development programmes, are helping BT take a world leading position."

Chief Executive's statement

Ben Verwaayen, Chief Executive, commenting on the second quarter results, said:

"The 36 per cent growth of new wave revenues helped us deliver the best underlying revenue growth in almost 3 years. We continue to improve earnings per share, up 9 per cent before goodwill amortisation and exceptional items.

"We are winning business across the globe and responding innovatively to an intense competitive environment, particularly in the UK. Our agreement to acquire Infonet is another step in BT's transformation into a leading provider of IT and networking services.

"We now have more than 3.3 million broadband DSL customers, with the latest million connections achieved in less than six months, which is a new connection every 15 seconds.

"These results demonstrate our continuing ability to improve earnings whilst building for the future."



                    RESULTS FOR THE SECOND QUARTER AND HALF YEAR
                              TO SEPTEMBER 30, 2004

                    Second quarter                   Half year
                     2004    2003   Better          2004    2003        Better
                                    (worse)                             (worse)
                     GBPm    GBPm            %      GBPm    GBPm            %
Group turnover      4,602   4,568            1     9,169   9,154            -

EBITDA
- before
exceptional
items and
leaver costs        1,449   1,485           (2)    2,893   2,955           (2)
- before
exceptional
items               1,441   1,469           (2)    2,783   2,928           (5)

Profit before
taxation
- before
goodwill,
exceptional
items and
leaver costs          557     544            2     1,093   1,056            4
- before
goodwill and
exceptional
items                 549     528            4       983   1,029           (4)
- after
goodwill and
exceptional
items                 567     507           12       983   1,004           (2)

Earnings per
share
- before
goodwill,
exceptional
items and
leaver costs          4.9p    4.6p           7       9.4p    8.8p           7
- before
goodwill and
exceptional
items                 4.8p    4.4p           9       8.5p    8.5p           -
- after
goodwill and
exceptional
items                 5.0p    4.3p          16       8.6p    8.4p           2

Capital
expenditure           803     578          (39)    1,497   1,130          (32)

Free cash flow        594     585            2       751   1,203          (38)

Dividend                                             3.9p    3.2p          22

Net debt                                           8,267   8,768            6


The commentary focuses on the results before goodwill amortisation and exceptional items. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful comparison to be made of the trading results of the group.

As noted in the first quarter, the results have been restated to reflect the requirements of UITF Abstract 38 'Accounting for ESOP trusts' and the related amendments to UITF Abstract 17 (revised 2003) 'Employee Share Schemes' which the group has adopted (see note 1). This restatement results in an additional operating profit charge of GBP2 million for the half year and GBP1 million for the quarter ended September 30, 2003.

The full profit and loss account, cash flow statement and balance sheet are provided on pages 14 to 19. A reconciliation of EBITDA to group operating profit is provided on page 27.

GROUP RESULTS - SECOND QUARTER ENDED SEPTEMBER 30, 2004

The results for the second quarter show that the transformation of our business is progressing well. Turnover was 1 per cent higher at GBP4,602 million with the strong growth of new wave turnover more than offsetting the decline in traditional turnover. Excluding the impact of regulatory reductions to mobile termination rates, which have no impact on profitability, the underlying turnover increased by 2 per cent. Earnings per share before goodwill amortisation and exceptional items increased by 9 per cent to 4.8 pence.

The strong growth in new wave turnover continued and at GBP1,033 million was 36 per cent higher than last year. New wave turnover accounted for 22 per cent of the group's turnover compared to 17 per cent in the second quarter of last year. New wave turnover is mainly generated from Information and Communications
Technology (ICT) solutions, broadband, mobility and managed services. ICT turnover grew by 20 per cent to GBP699 million. Mobility turnover at GBP49 million achieved growth of 188 per cent. Broadband turnover increased by 88 per cent to GBP199 million.

Turnover from the group's traditional businesses declined by 6 per cent
(5 per cent excluding the impact of reductions to mobile termination rates). This decline reflects regulatory intervention, competition, price reductions and also technological changes that we are using to drive customers from traditional services to new wave services, such as broadband and Internet Protocol Virtual Private Networks (IPVPN's).

Total consumer turnover in the second quarter was 5 per cent lower (4 per cent lower excluding the impact of reductions to mobile termination rates) compared to last year. New wave consumer turnover increased by 65 per cent, driven by the continuing growth of broadband and mobility. Broadband connections increased by over 100 per cent and mobility connections increased to over 160,000 at September 30, 2004 from 11,000 last year. In July, BT Communicator was launched, allowing customers to make voice over internet calls, e-mail, instant messaging through Yahoo! messenger and text messaging to give consumers a truly converged multi-media communications experience.

BT Together packages provide an important element in defending traditional turnover. From July 1, 2004 we built on the success of the BT Together family of packages and simplified our pricing structure. This change brings lower call charges and reductions to our three BT Together fixed monthly fee packages and will make it easier for customers to compare the value they get from BT with similar offerings from competitors. Customer numbers on BT Together increased by
8.7 million compared to September 30, 2003 mainly as a result of this simplification and there are now 17.6 million BT Together customers. Within this, the number of customers on the frequent user packages of BT Together Option 2 increased by 8 per cent to 1.3 million and Option 3 increased by 145 per cent to 0.5 million.

Traditional consumer turnover declined by 8 per cent compared to last year, consistent with the previous quarter. This decline reflects the migration to new wave products, Carrier Pre-Selection (CPS) penetration and mobile substitution. The underlying 12 month rolling average revenue per consumer customer household (net of mobile termination charges) of GBP262 declined by GBP3 compared to last quarter with increased broadband volumes offset by lower call revenues and broadband price reductions. Contracted revenues increased by 1 percentage point to 60 per cent compared to last quarter, and is 3 percentage points higher than last year.

Turnover from smaller and medium sized businesses declined by 4 per cent
(3 per cent excluding the impact of reductions to mobile termination rates). The continued expansion of the BT Business Plan portfolio, originally launched in January 2003, has extended its reach. The number of business locations had more than doubled against last year to 322,000 by September 30, 2004, an increase of 9 per cent in the quarter. This, together with our 82 BT Local Businesses, defended some of the decline in the traditional revenue. New wave turnover grew by 49 per cent in this customer segment supported by the 61 per cent growth in Business Broadband customers. A new product structure, announced in September, increases the bandwidth size of Business Broadband products, whilst maintaining current prices. The introduction of additional value added services, such as internet trading and security, have helped increase the number of customers using BT to provide their business applications. 58 per cent of new Business Broadband customers now choose BT for one or more of their application requirements.

Major Corporate (UK and international) turnover increased by 2 per cent with the strong growth in new wave turnover (23 per cent) more than offsetting the decline in traditional services. There is a continued migration from traditional voice only services to managed ICT solutions contracts and an increase in mobility and broadband turnover. New wave turnover now represents almost half of Major Corporate turnover. ICT contract wins were GBP0.9 billion in the second quarter which results in orders of GBP6.5 billion over the last twelve months.

Our estimate of market share by volume of fixed to fixed voice minutes is based on our actual minutes, market data provided by Ofcom and an extrapolation of the historical trends. BT's estimated consumer market share declined by 1 percentage point compared to last quarter to around 65 per cent whilst the estimated business market share declined by 0.5 percentage points to around 42 per cent.

Wholesale (UK and Global Carrier) turnover increased by 10 per cent (14 per cent excluding the impact of reductions to mobile termination rates). A doubling of the UK Wholesale new wave turnover to GBP147 million was driven by broadband and managed services.

There was an installed base of 3.3 million wholesale broadband lines by September 30, 2004, an increase of 146 per cent over last year, with net additions in the quarter growing at more than 46,000 per week. In early September BT was able to lengthen the distance from an exchange over which broadband can be provided, resulting in 99.8 per cent of lines connected to upgraded exchanges now being able to receive broadband. BT Retail had 1,283,000 broadband connections at September 30, 2004, an increase of 93 per cent on September 30, 2003.

The group has an extensive market research programme conducted by external agencies which focuses on the level and causes of customer dissatisfaction. BT achieved an 8 per cent improvement in the level of customer dissatisfaction in the quarter, taking the year to date improvement to 11 per cent.

Group operating costs before goodwill amortisation and exceptional items increased by 1 per cent compared to last year. Leaver costs were GBP8 million in the quarter (GBP16 million last year). Net staff costs decreased by GBP61 million, before leaver costs, to GBP831 million due to improved efficiency partially offset by the impact of increases in pay rates and the additional staff required to service ICT contracts. Payments to other telecommunication operators were GBP62 million (6 per cent) lower than last year mainly reflecting the impact of the mobile termination rate reductions. Other operating costs (excluding goodwill amortisation and exceptional items) increased by GBP192 million, in line with our expectations. This reflects not only the costs of supporting new ICT contracts, but also investment in new wave activities, including strengthening our ICT delivery capabilities outside the UK, higher marketing costs, such as the recent campaign highlighting BT's leadership in the digital networked economy and higher subscriber acquisition costs. These were partly offset by cost savings from our efficiency programmes.

Depreciation was GBP19 million lower than last year at GBP702 million reflecting shorter life assets becoming fully depreciated and more efficient capital expenditure over recent years.

Group operating profit before goodwill amortisation and exceptional items decreased by 1 per cent compared to last year. As a result of the costs of supporting the new wave activities, operating profit margins declined by 0.4 percentage points compared to the second quarter last year to 16.0 per cent.

BT's share of associates and joint ventures operating profits before goodwill amortisation and exceptional items was GBP3 million compared to a GBP4 million loss last year.

Net interest payable before exceptional items was GBP207 million, an improvement of GBP9 million against last year reflecting the reduction in the level of net debt.

The profit on sale of property fixed assets of GBP15 million includes the sale of Mondial House for consideration of GBP51 million.

Profit before taxation, goodwill amortisation and exceptional items of GBP549 million increased by 4 per cent compared to last year.

The effective tax rate on the profit before goodwill amortisation and exceptional items was 25.7 per cent (28.0 per cent last year). The effective tax rate reflects tax efficient investment of surplus cash and greater tax efficiency in the group.

Earnings per share before goodwill amortisation and exceptional items increased by 9 per cent to 4.8 pence.

Exceptional items and goodwill

There was a net exceptional profit before taxation in the quarter of GBP22 million. This reflected the GBP25 million profit on disposal of certain of the group's investments, including PayPoint for consideration of GBP34 million. This was partly offset by an exceptional property rationalisation charge of GBP3 million in relation to the group's provincial office portfolio. This programme is expected to continue throughout the current financial year and beyond giving rise to additional rationalisation costs.

Goodwill amortisation was GBP4 million (GBP3 million last year).

Earnings per share after goodwill amortisation and exceptional items were
5.0 pence compared to 4.3 pence last year, an improvement of 16 per cent.

Cash flow and net debt

Cash inflow from operating activities amounted to GBP1,413 million compared to GBP1,274 million last year. The improved cash flow reflects a better working capital performance.

Return on investments and servicing of finance is a net cash outflow of GBP95 million compared to GBP169 million last year. This movement was mainly driven by the timing of interest payments on debt that was repaid subsequent to September 30, 2003.

The net cash outflow on fixed asset purchases and sales was GBP724 million in the quarter which compares to GBP520 million last year reflecting the move to a flatter profile of capital expenditure through the year, investment in the NHS contracts and transformational expenditure on the network.

Progress continues to be made with our plans for the implementation of BT's 21st century network (21CN) programme announced earlier this year. Live trials to test the migration of voice calls from BT's traditional public switched telecommunications network (PSTN) to a dedicated Internet Protocol (IP) based platform have begun in recent weeks with new multi service equipment currently being installed at 18 exchanges.

Free cash flow (before acquisitions and disposals, dividends and financing) was a net inflow of GBP594 million compared to GBP585 million last year.

The share buyback programme continued with the repurchase of 37 million shares for GBP68 million in the quarter.

Net debt continued to improve and was GBP8,267 million at September 30, 2004, 6 per cent below the level at September 30, 2003.

Post balance sheet events

In November BT signed a definitive agreement to acquire Infonet, one of the world's leading providers of international managed voice and data network services. The transaction values Infonet at US$965 million (GBP520 million). Excluding Infonet's net cash balance of US$390 million at March 31, 2004 the aggregate value of the deal is US$575 million (GBP310 million). The deal is subject to Infonet shareholder approval and regulatory clearances and is expected to complete in the first half of 2005.

The acquisition of Infonet marks a significant step forward in BT's strategy of addressing the IT and networking services needs of multi-site companies and organisations. It will greatly extend BT's global reach and will deepen the company's presence in North America and Asia Pacific. Infonet's recognised strengths in innovation, product quality and customer service will complement BT's strengths in the managed network services market.

The agreed sale of BT's interest in Intelsat for US$120 million is subject to regulatory clearance but is expected to complete in the third quarter. BT also sold its interest in Starhub for GBP71 million in October.

Shareholder distributions

An interim dividend of 3.9 pence per share, an increase of 22 per cent on last year, will be paid on February 7, 2005 to shareholders on the register on December 31, 2004. The ex dividend date is December 29, 2004. In the first half year 54 million shares were repurchased for GBP99 million under the group's share buyback programme.

Prospects

We remain committed to our strategy and continue to deliver our key strategic goals. Our traditional business continues to operate in what remains a challenging environment. Our new wave businesses show strong growth both in the UK and internationally. We expect to continue to see the benefits from our investment in new wave activities and cost transformation plans.

International Financial Reporting Standards

Our financial statements for the year ending March 31, 2006 will be prepared in accordance with International Financial Reporting Standards (IFRS). Our project to manage the transition from UK GAAP to IFRS is well advanced. The major areas of impact will be due to the different treatment of financial instruments, pensions, property leases, share based payments and dividends.



_____________________________________________________________________

The half year report, which contains the independent review report of the auditors, will be advertised in The Times on November 12, 2004.
The third quarter results of BT Group are expected to be announced on February 10, 2005.


BT Retail
                  ===========================               =============
                  Second quarter ended September 30         Half year
                                                            ended September
                  ---------------------------               30
                                                            -------------
                   2004    2003*      Better (worse)         2004     2003*
                   GBPm    GBPm        GBPm         %        GBPm     GBPm
Group turnover    3,121   3,201         (80)       (2)      6,237    6,374
Gross margin        817     896         (79)       (9)      1,642    1,753
Sales, general
and                 495     539          44         8       1,028    1,023
administration
costs
EBITDA              322     357         (35)      (10)        614      730
Depreciation         35      41           6        15          68       88
Operating profit    287     316         (29)       (9)        546      642
Operating profit
before              291     325         (34)      (10)        593      652
leaver costs

Capital              36      20         (16)      (80)         64       40
expenditure     ======= =======     ======= =========     ======= ========


*Restated to reflect changes in intra-group trading arrangements.

Growth in new wave turnover of 33 per cent was offset by the 9 per cent decline in traditional turnover resulting in an overall decline of 2 per cent compared to last year.



                  ===========================               =============
BT Retail         Second quarter ended September 30         Half year
turnover                                                    ended September30
                  ---------------------------------         -------------
                   2004    2003*      Better (worse)         2004    2003*
                   GBPm    GBPm        GBPm         %        GBPm      GBPm
Voice Services    2,058   2,254        (196)       (9)      4,157    4,520
Intermediate        428     471         (43)       (9)        870      939
Products
Traditional       2,486   2,725        (239)       (9)      5,027    5,459
ICT                 449     385          64        17         862      750
Broadband           123      68          55        81         233      125
Mobility             45      15          30       200          83       29
Other                18       8          10       125          32       11
New Wave            635     476         159        33       1,210      915
          Total   3,121   3,201         (80)       (2)      6,237    6,374

Sales to other BT
businesses incl.     98      75          23        31         193      121
above           ======= =======     ======= =========     ======= ========


*Restated to reflect changes in intra-group trading arrangements.

Turnover from voice services was 9 per cent lower than last year (8 per cent excluding the impact of reductions to mobile termination rates). This reflects the migration to broadband with a 22 per cent fall in dial up internet minutes, reductions in market share and the decline in the overall fixed to fixed call minutes market.

Turnover from intermediate products decreased by 9 per cent compared to last year mainly driven by a decline in private circuits and ISDN as customers migrate to new wave products including broadband and IPVPN.

BT Retail's new wave turnover increased by 33 per cent compared to last year, an increase in the rate of growth from last quarter and above the average for last year. ICT turnover increased by 17 per cent, reflecting strong growth compared to the overall market with new IP based service contract wins.

The growth of broadband continues with 1,283,000 BT Retail connections at September 30, 2004, an increase of 16 per cent in the quarter. Net additions of 181,000 were a 30 per cent share of the DSL market additions. Broadband turnover grew by 81 per cent compared to last year to GBP123 million. On July 1, 2004, BT Retail reduced its prices on BT Yahoo! 1mb, BT Yahoo! 512k and BT Broadband. From October 1, 2004 BT Retail has further reduced its price on BT Broadband Basic from GBP19.99 to GBP17.99.

In November 2003, BT launched BT Mobile Home Plan through retail stores. Consumer Mobile has now attracted over 160,000 connections at September 30, 2004, increasing the number of connections in the quarter by84 per cent. BT had consumer and corporate post pay contract mobile connections of 305,000 at September 30, 2004 reflecting growth of over 90,000 connections (42 per cent) since June 30, 2004. Turnover from mobility services trebled compared to last year, to GBP45 million.

Gross margin decreased by 1.8 percentage points to 26.2 per cent compared to last year, primarily reflecting costs associated with the change from traditional business to new wave services. As the broadband and mobility customer base grows strongly, the additional subscriber acquisition costs are written off as incurred. In addition, the creation and development of new value added services resulted in increased development costs.

Cost transformation programmes continue to generate savings in the traditional business with an estimated GBP69 million of savings before leaver costs
(15 per cent) compared to last year, of which GBP29 million was invested in new wave activities. Leaver costs of GBP4 million were incurred in the quarter, a decrease of GBP5 million over last year.

Operating profit in the quarter of GBP287 million was 9 per cent lower than last year.



BT Wholesale
                  ===========================               =============
                  Second quarter ended September 30         Half year
                                                            ended September
                  ---------------------------               30
                                                            -------------
                   2004    2003*      Better (worse)         2004     2003*
                   GBPm    GBPm        GBPm         %        GBPm     GBPm
External turnover   952     851         101        12       1,893    1,737
Internal turnover 1,287   1,349         (62)       (5)      2,597    2,723
Group turnover    2,239   2,200          39         2       4,490    4,460
Variable cost of    556     520         (36)       (7)      1,109    1,053
sales
Gross variable    1,683   1,680           3         -       3,381    3,407
profit
Network and SG&A    723     730           7         1       1,487    1,481
costs
EBITDA              960     950          10         1       1,894    1,926
Depreciation        476     473          (3)       (1)        953      947
Operating profit    484     477           7         1         941      979
Operating profit
before              484     479           5         1         982      981
leaver costs

Capital             545     408        (137)      (34)      1,020      776
expenditure     ======= =======     ======= =========     ======= ========


*Restated to reflect changes in intra-group trading arrangements.

Wholesale turnover for the quarter of GBP2,239 million was 2 per cent higher and gross variable profit of GBP1,683 million was flat compared to last year. EBITDA and operating profit have increased by 1 per cent year on year.

External turnover in the quarter of GBP952 million increased by 12 per cent. Excluding the impact of regulatory reductions to mobile termination rates external turnover increased by 17 per cent. The growth was driven by the increase in new wave turnover, up 99 per cent to GBP147 million in the quarter, which continues to be from increases in broadband and managed services. The growth in traditional turnover is mainly driven by wholesale access.

During the second half of the year the impact of recent regulatory decisions will result in reductions in prices for interconnect and private circuits for mobile operators. This is expected to have an impact of about GBP20 million per quarter.

Internal turnover declined by 5 per cent to GBP1,287 million reflecting the impact of lower volumes of calls, lines and private circuits, as well as lower regulatory prices being reflected in internal charges.

Gross variable profit of GBP1,683 million has remained flat against last year reflecting the regulatory price reductions and changing mix.

The continued drive to reduce costs, whilst handling higher volumes of activity to support the growth in turnover, is reflected in the GBP7 million year on year reduction in network and SG&A costs contributing to the 1 per cent growth in EBITDA and operating profit.

Capital expenditure increased by 34 per cent to GBP545 million when compared to last year. This reflects expenditure on transforming the group's network, particularly to support the rapid growth in broadband.



BT Global Services

                  ===========================               =============
                  Second quarter ended September 30         Half year
                                                            ended September
                  ---------------------------               30
                                                            -------------
                   2004    2003*      Better (worse)         2004     2003*
                   GBPm    GBPm        GBPm         %        GBPm     GBPm
Group turnover    1,499   1,381         118         9       2,910    2,726
EBITDA              129     117          12        10         231      212
Operating loss      (13)    (39)         26        67         (49)     (90)
Operating loss
before              (10)    (34)         24        71         (33)     (77)
leaver costs
Capital             169     102         (67)      (66)        318      204
expenditure     ======= =======     ======= =========     ======= ========


*Restated to reflect changes in intra-group trading arrangements.
See note 2 (b) for additional detail.

Turnover for the quarter rose by 9 per cent to GBP1,499 million. Excluding the adverse impact of exchange rates turnover growth was 10 per cent. Solutions turnover grew by 18 per cent reflecting the conversion of the underlying order book. Consulting and Systems Integration (C&SI) (formerly BT Syntegra) produced strong turnover growth for another quarter, with the NHS contracts contributing towards the growth of 19 per cent. Solutions and C&SI achieved orders of GBP0.9 billion in the quarter which results in orders of GBP6.5 billion over the last twelve months. Global Products turnover grew by 3 per cent (5 per cent excluding the impact of exchange rates) having benefited from continuing growth in Multi Protocol Label Switching (MPLS) products. Global Carrier turnover grew by 7 per cent following continued high termination revenues in Europe.

The increase in turnover, together with lower network, selling, general and administration costs, following continued cost reduction initiatives, helped generate a GBP26 million improvement in operating losses. Operating costs included the expected increase in resources associated with strengthening the overseas network centric solutions delivery capabilities. We expect the underlying cost efficiency in Global Services will continue to improve.

Capital expenditure in the quarter at GBP169 million increased by GBP67 million compared to last year mainly due to expenditure on the NHS contracts.
___________________________________________________________________________



GROUP PROFIT AND LOSS ACCOUNT
for the three months ended September 30, 2004

-------------------- ------    -----------------    ----------------  ---------
                               Before goodwill              Goodwill      Total
                               amortisation and     amortisation and
                               exceptional items    exceptional items
                                                             (note 4)
       (unaudited)   Notes                  GBPm                GBPm      GBPm
-------------------- ------    -----------------    ---------------- ---------

Group turnover           2                 4,602                   -     4,602
Other
operating
income                                        43                   -        43
Operating
costs                    3                (3,907)                 (7)   (3,914)

Group
operating
profit (loss)            2                   738                  (7)      731
Group's share
of operating
profits of
associates and
joint ventures                                 3                   -         3
Total
operating
profit (loss)                                741                  (7)      734

Profit on sale
of fixed asset
investments
and group
undertakings                                   -                  25        25
Profit on sale
of property
fixed assets                                  15                   -        15
Net interest
payable                  5                  (207)                  -      (207)

Profit before
taxation                                     549                  18       567

Taxation                                    (141)                  1      (140)

Profit after
taxation                                     408                  19       427
Minority
interests                                      1                   -         1
Profit
attributable
to
shareholders                                 409                  19       428

Earnings per
share                    7
- basic                                      4.8p                          5.0p
- diluted                                    4.8p                          5.0p
--------------------  ------            ----------         ----------- ---------





GROUP PROFIT AND LOSS ACCOUNT

for the three months ended September 30, 2003

--------------------  ------   -----------------    ----------------- ---------
                                 Before goodwill             Goodwill     Total
                                amortisation and     amortisation and
                               exceptional items    exceptional items
                                                             (note 4)
(unaudited, restated Notes                  GBPm                GBPm      GBPm
- see note 1)        ------    -----------------     --------------- ---------
--------------------

Group turnover           2                 4,568                   -     4,568
Other
operating
income                                        44                   -        44
Operating
costs                    3                (3,865)                 (3)   (3,868)

Group
operating
profit (loss)            2                   747                  (3)      744
Group's share
of operating
losses of
associates and
joint ventures                                (4)                  -        (4)
Total
operating
profit (loss)                                743                  (3)      740

Profit on sale
of property
fixed assets                                   1                   -         1
Net interest
payable                  5                  (216)                (18)     (234)

Profit (loss)
before
taxation                                     528                 (21)      507

Taxation                                    (148)                 16      (132)

Profit (loss)
after taxation                               380                  (5)      375
Minority
interests                                      1                   -         1
Profit (loss)
attributable
to
shareholders                                 381                  (5)      376

Earnings per
share                    7
- basic                                      4.4p                          4.3p
- diluted                                    4.4p                          4.3p
--------------------  ------            ----------         ----------- ---------


GROUP PROFIT AND LOSS ACCOUNT

for the six months ended September 30, 2004

--------------------  ------  ------------------   ----------------- ---------
                                 Before goodwill            Goodwill     Total
                                amortisation and    amortisation and
                               exceptional items   exceptional items
                                                             (note 4)
       (unaudited)   Notes                  GBPm                GBPm      GBPm
-------------------- ------    -----------------   ----------------- ---------

Group turnover           2                 9,169                   -     9,169
Other
operating
income                                        84                   -        84
Operating
costs                    3                (7,872)                (28)   (7,900)

Group
operating
profit (loss)            2                 1,381                 (28)    1,353
Group's share
of operating
losses of
associates and
joint ventures                                (2)                  -        (2)
Total
operating
profit (loss)                              1,379                 (28)    1,351

Profit on sale
of fixed asset
investments
and group
undertakings                                   -                  28        28
Profit on sale
of property
fixed assets                                  15                   -        15
Net interest
payable                  5                  (411)                  -      (411)

Profit before
taxation                                     983                   -       983

Taxation                                    (256)                  5      (251)

Profit after
taxation                                     727                   5       732
Minority
interests                                      1                   -         1
Profit
attributable
to
shareholders                                 728                   5       733

Dividends                6                                                (332)
Retained
profit for the
period                                                                     401

Earnings per
share                    7
- basic                                      8.5p                          8.6p
- diluted                                    8.5p                          8.5p
--------------------  ------            ----------         ----------- ---------


GROUP PROFIT AND LOSS ACCOUNT

for the six months ended September 30, 2003
--------------------  ------   -----------------   ----------------- ---------
                                 Before goodwill            Goodwill     Total
                                amortisation and    amortisation and
                               exceptional items   exceptional items
                                                             (note 4)
(unaudited, restated Notes                  GBPm                 GBPm      GBPm
- see note 1)
-------------------- ------    -----------------   ----------------- ---------

Group turnover           2                 9,154                   -     9,154
Other
operating
income                                        96                   -        96
Operating
costs                    3                (7,774)                 (6)   (7,780)

Group
operating
profit (loss)            2                 1,476                  (6)    1,470
Group's share
of operating
losses of
associates and
joint ventures                                (7)                  -        (7)
Total
operating
profit (loss)                              1,469                  (6)    1,463

Loss on sale
of fixed asset
investments
and group
undertakings                                   -                  (1)       (1)
Profit on sale
of property
fixed assets                                   1                   -         1
Net interest
payable                  5                  (441)                (18)     (459)

Profit (loss)
before
taxation                                   1,029                 (25)    1,004

Taxation                                    (301)                 16      (285)

Profit (loss)
after taxation                               728                  (9)      719
Minority
interests                                      7                   -         7
Profit (loss)
attributable
to
shareholders                                 735                  (9)      726

Dividends                6                                                (278)
Retained
profit for the
period                                                                     448

Earnings per
share                    7
- basic                                      8.5p                          8.4p
- diluted                                    8.5p                          8.4p
--------------------  ------            ----------         ----------- ---------



GROUP CASH FLOW STATEMENT
for the three months and six months ended September 30, 2004

------------------------------  -------------------       -------------------
                                   Second quarter            Half year
                                ended September 30        ended September 30
                                  2004         2003          2004         2003
(unaudited)                       GBPm         GBPm          GBPm         GBPm
Net cash inflow from operating
activities                       1,413        1,274         2,619        2,783
(note 8)

Dividends from associates and
joint ventures                       1            1             1            1

Net cash outflow for returns on    (95)        (169)         (397)        (459)
investments and servicing of
finance*

Taxation paid                       (1)          (1)          (42)          (9)
                                --------     --------     ---------     --------
Purchase of tangible fixed        (794)        (595)       (1,538)      (1,202)
assets
Net sale of fixed asset
investments                          2           61            25           61
Sale of tangible fixed assets       68           14            83           28
                                --------     --------     ---------     --------
Net cash outflow for capital
expenditure and financial
investments                       (724)        (520)       (1,430)      (1,113)
-----------------------------   --------     --------     ---------     --------
Free cash inflow before
acquisitions,                      594          585           751        1,203
disposals and dividends
-----------------------------   --------     --------     ---------     --------

                                --------     --------     ---------     --------
Acquisitions                       (21)          (5)          (23)          (5)
Disposals                           34            1            34            1
                                --------     --------     ---------     --------
Net cash inflow (outflow) for
acquisitions and disposals          13           (4)           11           (4)

Equity dividends paid             (454)        (368)         (454)        (368)

Cash inflow before use of
liquid                             153          213           308          831
resources
and financing

Management of liquid resources      33          892            89          501
                                --------     --------     ---------     --------
Repurchase of ordinary share
capital                            (68)           -           (99)           -
Repayment of loans                (104)      (1,139)         (276)      (1,151)
                                --------     --------     ---------     --------

Net cash outflow from financing   (172)      (1,139)         (375)      (1,151)

Increase (decrease) in cash         14          (34)           22          181

Decrease in net debt from cash
flows                               85          213           209          831
(note 9)
-----------------------------   --------     --------     ---------     --------

*Net of interest payments on
restructuring currency swap
portfolio                          (18)           -           (36)           -




GROUP BALANCE SHEET
at September 30, 2004

--------------------------------------      ----------------------  ---------
                                                 September 30        March 31
                                               2004         2003         2004
                                                       (unaudited)
                                                      (restated*)  (restated*)

                                               GBPm         GBPm         GBPm
--------------------------------------      ----------  ----------  ---------

Fixed assets
Intangible assets                               201          201          204
Tangible assets                              15,552       15,525       15,487
Investments                                     313          366          324
                                             16,066       16,092       16,015
Current assets
                                            ---------    ---------    ---------
Stocks                                          118           91           89
Debtors                                       5,374        4,930        5,189
Investments                                   5,046        6,036        5,163
Cash at bank and in hand                        117           42          109
                                             10,655       11,099       10,550
Creditors: amounts falling due within
one year
Loans and other borrowings                    1,017        2,262        1,271
Other creditors                               7,354        6,873        7,252
                                              8,371        9,135        8,523
                                            ---------    ---------    ---------

Net current assets                            2,284        1,964        2,027

Total assets less current liabilities        18,350       18,056       18,042

Creditors: amounts falling due after
more than one year

Loans and other borrowings                   12,413       12,584       12,426

Provisions for liabilities and charges        2,475        2,351        2,504

Minority interests                               48           50           46

Capital and reserves (note 10)
                                            ---------    ---------    ---------
Called up share capital                         432          434          432
Reserves                                      2,982        2,637        2,634
                                            ---------    ---------    ---------
Total equity shareholders' funds              3,414        3,071        3,066

                                             18,350       18,056       18,042
--------------------------------------      ----------  ----------  ---------

*See note 1 for details of restatement.

NOTES

1 Basis of preparation

The unaudited interim results of BT Group, which are not statutory accounts, have been prepared on the basis of the accounting policies as set out in the Report and Accounts of BT Group plc for the year ended March 31, 2004, except that during the year ending March 31, 2005, the group has adopted UITF Abstract 38 'Accounting for ESOP trusts' and the related amendments to UITF Abstract 17 (revised 2003) 'Employee Share Schemes'. UITF 38 changes the presentation of an entity's own shares held in an ESOP trust from previously being held as assets to being deducted in arriving at shareholders' funds. UITF 17 (revised 2003) requires the amounts recognised in the profit and loss account in respect of share awards from previously being based on the book value of shares held in the ESOP trusts to being based on the fair value of shares at the date the award is made.

An additional charge of GBP3 million for the year ended March 31, 2004 and of GBP2 million for the half year and GBP1 million for the quarter endedSeptember 30, 2003 has been made to the group profit and loss account. The effect on the group's balance sheet at March 31, 2004 has been to reduce fixedassets by GBP53 million, to reduce other creditors by GBP25 million and to reduce shareholders' funds by GBP28 million. The effect at September 30, 2003 has been to reduce fixed assets by GBP53 million, to reduce other creditors by GBP15 million and to reduce shareholders' funds by GBP38 million.

The group accounts for the year ended March 31, 2004, on which the auditors issued an unqualified report which did not contain a statement under Section 237
(2) or (3) of the Companies Act 1985, were approved by the Board of Directors on May 19, 2004, published on June 2, 2004 and have been delivered to the Registrar of Companies.

2 Results of businesses

(a)                Operating results

                      External   Internal   Group      Group operating  EBITDA
                      turnover   turnover   turnover   profit (loss)    (ii)
                                                       (ii)
                          GBPm       GBPm       GBPm       GBPm      GBPm

Second quarter
ended
September 30, 2004
BT Retail                3,023         98      3,121         287      322
BT Wholesale               952      1,287      2,239         484      960
BT Global
Services                   621        878      1,499        (13)     129
Other                        6          -          6        (20)      30
Intra-group items
(i)                          -     (2,263)    (2,263)         -        -
              Total      4,602          -      4,602         738    1,441

Second quarter
ended
September 30, 2003
(restated - see page
22)
BT Retail                3,126         75      3,201         316      357
BT Wholesale               851      1,349      2,200         477      950
BT Global
Services                   587        794      1,381         (39)     117
Other                        4          1          5          (7)      45
Intra-group items
(i)                          -     (2,219)    (2,219)          -        -
              Total      4,568          -      4,568         747    1,469

Half year ended
September 30, 2004
BT Retail                6,044        193      6,237         546      614
BT Wholesale             1,893      2,597      4,490         941    1,894
BT Global
Services                 1,219      1,691      2,910         (49)     231
Other                       13          -         13         (57)      44
Intra-group items
(i)                          -     (4,481)    (4,481)          -        -
              Total      9,169          -      9,169       1,381    2,783

Half year ended
September 30, 2003
(restated - see page
22)
BT Retail                6,253        121      6,374         642      730
BT Wholesale             1,737      2,723      4,460         979    1,926
BT Global
Services                 1,154      1,572      2,726         (90)     212
Other                       10          1         11         (55)      60
Intra-group items
(i)                          -     (4,417)    (4,417)          -        -
              Total      9,154          -      9,154        ,476    2,928



(i) Elimination of intra-group turnover between businesses, which is included in the total turnover of the originating business.

(ii)    Before goodwill amortisation and exceptional items.



2  Results of businesses continued
(a)  Operating results continued

There is extensive trading between BT's lines of business and the line of business profitability is dependent on the transfer price levels. The intra-group trading arrangements are subject to review and were changed with effect from April 1, 2004 in certain circumstances to reflect simplification of internal trading flows and reorganisations within the group. The comparative figures for the lines of business have been restated to reflect these changes but there is no impact at a group level. In addition, the group adopted UITF 38 and UITF 17 (revised 2003) which impacted the comparative figures and is discussed further in note 1.

(b) BT Global Services analysis
                           ------------------------          -------------
                           Second quarter ended              Half year
                           September 30                      ended September
                           ------------------------          30
                                                             -------------
                            2004    2003   Better (worse)       2004      2003

                            GBPm    GBPm    GBPm       %        GBPm      GBPm

Group turnover
Solutions                    763     645     118      18       1,449     1,259
C&SI (i)                     192     162      30      19         384       306
Global Products              456     443      13       3         909       876
Global Carrier               251     235      16       7         490       466
Other and eliminations      (163)   (104)    (59)    (57)       (322)     (181)

                           1,499   1,381     118       9       2,910     2,726
EBITDA
Solutions                     82      76       6       8         145       138
C&SI (i)                       8       5       3      60          12         9
Global Products               37      27      10      37          67        48
Global Carrier                39      32       7      22          84        72
Other (ii)                   (37)    (23)    (14)    (61)        (77)      (55)

                             129     117      12      10         231       212

Operating profit (loss)
(iii)
Solutions                     62      57       5       9         106       100
C&SI (i)                       6       3       3     100           8         5
Global Products              (55)    (70)     15      21        (116)     (144)
Global Carrier                17      10       7      70          41        27
Other (ii)                   (43)    (39)     (4)    (10)        (88)      (78)
                             (13)    (39)     26      67         (49)      (90)

Capital expenditure          169     102     (67)    (66)        318       204


(i)     Formerly known as BT Syntegra.

(ii) Other is after charging leaver costs of GBP3m in the second quarter (GBP5m last year) and GBP16m in the half year ended September 30, 2004 (GBP13m last year).

(iii)   Before goodwill amortisation.


2 Results of businesses continued

(c) Group turnover analysis
                       ------------------------              -------------
                       Second quarter ended                  Half year
                       September 30                          ended September
                       ------------------------              30
                                                             -------------
                        2004    2003   Better (worse)           2004      2003
                        GBPm    GBPm       GBPm       %         GBPm      GBPm

Traditional            3,569   3,807       (238)     (6)       7,200     7,683
New wave               1,033     761        272      36        1,969     1,471

                       4,602   4,568         34       1        9,169     9,154

Consumer               1,421   1,498        (77)     (5)       2,846     2,995
Business                 629     654        (25)     (4)       1,252     1,304
Major Corporate        1,444   1,413         31       2        2,868     2,829
Wholesale/Carrier      1,102     999        103      10        2,190     2,016
Other                      6       4          2      50           13        10

                       4,602   4,568         34       1        9,169     9,154

Note: New wave includes the external new wave turnover of BT Retail (ICT, broadband, mobility and classified directories), BT Wholesale (broadband and managed services), the external turnover of Global Solutions and C&SI (formerly BT Syntegra).

Consumer includes the external turnover of BT Retail from consumer customers. Business includes the external turnover of BT Retail from SME customers.
Major Corporate includes the external turnover of BT Retail from major corporate customers and the external turnover of BT Global Services, with the exception of Global Carrier.
Wholesale/Carrier includes the external turnover of BT Wholesale and Global Carrier.

(d) Capital expenditure on plant, equipment and motor vehicle additions

                                   Second quarter ended     Half year
                                   September 30             ended September
                                                            30
                                   2004            2003        2004      2003
                                   GBPm            GBPm        GBPm      GBPm

BT Retail                            36              20          64        40
BT Wholesale
Access                              274             232         543       447
Switch                               25              22          55        33
Transmission                         50              46          95       100
Products/systems support            196             108         327       196
                                    545             408       1,020       776
BT Global Services
C&SI and Solutions                   61              25         108        61
UK Networks                          35              35          72        59
Other                                73              42         138        84
                                    169             102         318       204
Other (including fleet vehicles
and                                  53              48          95       110
property)
                           Total    803             578       1,497     1,130





3 Operating costs
                                      Second quarter         Half year
                                      ended September 30     ended September 30
                                      2004         2003      2004        2003
                                              (restated)             (restated)

                                       GBPm         GBPm      GBPm        GBPm
Net staff costs before leaver costs     831          892     1,706       1,795
Leaver costs                              8           16       110          27
Net staff costs                         839          908     1,816       1,822
Depreciation                            702          721     1,401       1,450
Payments to telecommunication           965        1,027     1,953       2,066
operators
Other operating costs                 1,401        1,209     2,702       2,436
Total before goodwill amortisation    3,907        3,865     7,872       7,774
and exceptional items
Goodwill amortisation                     4            3         8           6
Exceptional items                         3            -        20           -
                              Total   3,914        3,868     7,900       7,780

4 Exceptional items and goodwill amortisation

                                 Second quarter ended      Half year
                                 September 30              ended September 30

                                 2004             2003     2004           2003
                                 GBPm             GBPm     GBPm           GBPm
Exceptional operating costs        (3)               -      (20)             -
Profit (loss) on sale of fixed
asset                              25                -       28             (1)
investments and group
undertakings
Net interest payable                -              (18)       -            (18)
Goodwill amortisation              (4)              (3)      (8)            (6)
Net charge before tax and
minority                           18              (21)       -            (25)
interests

5 Net interest payable

                                Second quarter ended      Half year
                                September 30              ended September 30
                                     2004        2003         2004       2003
                                     GBPm        GBPm         GBPm       GBPm
Group                                 268         352          527        640
Joint ventures and associates           7           5            9         10
Total interest payable                275         357          536        650
Interest receivable                   (68)       (123)        (125)      (191)
Net interest payable                  207         234          411        459

Analysed:
Before exceptional items              207         216          411        441
Exceptional items                       -          18            -         18
                        Total         207         234          411        459

6 Dividends
                                    Half year              Half year
                                    ended September 30     ended September 30
                                       2004      2003         2004      2003
                                    pence per share           GBPm      GBPm
Interim dividend                       3.90      3.20          332       278



An interim dividend of 3.90 pence per share will be paid on February 7, 2005 to shareholders on the register on December 31, 2004.

7 Earnings per share

The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.

The average number of shares in the periods were:

                        Second quarter ended          Half year
                        September 30                  ended September 30
                              2004         2003             2004         2003
                        millions of shares            millions of shares
Basic                        8,535        8,633            8,546        8,628
Diluted                      8,596        8,695            8,597        8,675

8 Reconciliation of operating profit to operating cash flow

                               Second quarter ended      Half year
                               September 30              ended September 30
                                 2004          2003        2004           2003
                                        (restated)                (restated)
                                 GBPm          GBPm        GBPm           GBPm
Group operating profit            731           744       1,353          1,470
Depreciation and amortisation     707           725       1,410          1,458
Changes in working capital        (37)         (234)       (201)          (221)
Provision movements, pensions      12            39          57             76
and other
Net cash inflow from operating
activities                      1,413         1,274       2,619          2,783

9 Net debt

(a) Analysis
                                                 At September 30   At March 31
                                                   2004     2003          2004
                                                   GBPm     GBPm          GBPm
Long-term loans and other borrowings falling due
after more than one year                         12,413   12,584        12,426
Short-term borrowings and long-term loans and
other borrowings falling due within one year      1,017    2,262         1,271
Total debt                                       13,430   14,846        13,697
Short-term investments                           (5,046)  (6,036)       (5,163)
Cash at bank                                       (117)     (42)         (109)
Net debt at end of period                         8,267    8,768         8,425

(b) Reconciliation of net cash flow to movement in net debt

                                 Second quarter ended      Half year
                                 September 30              ended September 30
                                  2004            2003         2004       2003
                                  GBPm            GBPm         GBPm       GBPm
Net debt at beginning of period  8,317           8,988        8,425      9,573
Decrease in net debt resulting
from                               (85)           (213)        (209)      (831)
cash flows
Currency and other movements         -              (3)           -          2
Other non-cash movements            35              (4)          51         24
Net debt at end of period        8,267           8,768        8,267      8,768

10 Share capital and reserves

                                                      Reserves           Total
                                  Share capital      (restated)      (restated)
                                          GBPm            GBPm            GBPm
Balances at April 1, 2004                  432           2,634           3,066
Profit for the six months ended
September 30, 2004                           -             733             733
Dividend                                     -            (332)           (332)
Currency movements                           -              12              12
Other                                        -             (65)            (65)
Balances at September 30, 2004             432           2,982           3,414


11 Earnings before interest, taxation, depreciation and amortisation (EBITDA)

                                 Second quarter ended      Half year
                                 September 30              ended September 30
                                   2004           2003      2004          2003
                                          (restated)               (restated)
                                   GBPm           GBPm      GBPm          GBPm
Group operating profit              731            744     1,353         1,470
Exceptional items                     3              -        20             -
Depreciation                        703            722     1,402         1,452
Goodwill amortisation                 4              3         8             6
EBITDA before exceptional items   1,441          1,469     2,783         2,928

12 United States Generally Accepted Accounting Principles

The results set out above have been prepared in accordance with accounting principles generally accepted in the United Kingdom. The table below sets out the results calculated in accordance with United States Generally Accepted
Accounting Principles.

                             Second quarter ended         Half year
                             September 30                 ended September 30
                               2004              2003         2004       2003
Net income attributable to      407                90          480        378
shareholders including
exceptional items (GBPm)

Earnings per ADS (GBP)
- basic                        0.48              0.10         0.56       0.44
- diluted                      0.47              0.10         0.56       0.44


Each American Depositary Share (ADS) represents 10 ordinary shares of BT Group plc.

Shareholders' equity, calculated in accordance with United States Generally Accepted Accounting Principles, is a GBP1,442m deficit at September 30, 2004 (September 30, 2003 - GBP2,213m, March 31, 2004 - GBP1,455m).


Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: expectations regarding broadband, ICT, mobility and managed services growth, DSL broadband roll out, and revenues from new wave products and services; implementation of BT's 21st century network; the completion and expected benefits of the acquisition of Infonet; and expectations regarding cost transformation, investment and improving earnings whilst building for the future.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service; conditions, including regulatory clearances, to completion of the acquisition of Infonet not being satisfied; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; and general financial market conditions affecting BT's performance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date: 11 November 2004